April 11, 2006

Albert Yarashus, Esq.
US Securities and Exchange Commission
450 Fifth Street, NW
Mail Stop 05-11
Washington, DC 20549

         Re:      Sew Cal Logo, Inc.
                  Registration Statement on Form SB-2
                  Filed March 9, 2006
                  File No. 333-132304

                  Form 10-KSB for Fiscal Year August 31, 2005
                  Filed December 15, 2005
                  File No. 333-113223

Dear Mr. Yarashus:

We represent Sew Cal Logo, Inc. ("Sew Cal" or the "Company"). We are in receipt of your letter dated April 6, 2006 regarding the above referenced filings and the following sets forth the Company's response:

Form SB-2
Part II

Undertakings, page 45

1. Include in the registration statement the additional undertakings required by Item 512 (a)(4) and (g) of Regulation S-B.

         ANSWER: The Form SB-2 has been updated to include the undertakings required by Item 512 of Regulation S-B.

Form 10-KSB

Controls and Procedures, page 13

2. Please note that Item 307 of Regulation S-B requires an evaluation of the effectiveness of your disclosure controls and procedures to be performed as of the end of the period covered by the annual report, rather than as of a date within 90 days of the end of the period. Please revise accordingly.

         ANSWER: This section has been revised to disclose that the Company's management, including its principal executive officer and principal financial officer, has conducted an evaluation of its disclosure controls and procedures as of August 31, 2005.

3. Your principal executive officer and principal financial officer should conclude that your disclosure controls and procedures are effective "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms." and that these disclosed controls and procedures are effective "to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decision regarding required disclosure." Please include the full definition of disclosure controls and procedures in this section. See Exchange Act Rules 13a-15(e) and 15d-15(e).

         ANSWER: This section has been revised to disclose that, based on evaluation, the Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that the Company's disclosure and controls are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

4.       Please revise this section to present the information required by Item
         308(c).

         ANSWER: This section has been revised to disclose that there were no significant changes (including corrective actions with regard to significant deficiencies or material weaknesses) in the Company's internal controls over financial reporting that occurred during the fourth quarter of fiscal 2005 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Exhibits 31.1 and 31.2 - Certifications

5. Please revise the certification presented here so that they are stated exactly as set forth in Item 601(b)(31) of Regulation SB. Please note, for example, that the certifications must be provided as of the end of the period covered by this report, rather than 90 days of the filing of the report, that paragraph four should refer to Exchange Act Rules 13a-15(e) and 15d-15(e) relating to disclosure controls and procedures, and that there is no longer a paragraph 6. Moreover, you should refer to the "small business issuer" instead of the "registrant" as set forth in Item 601(b)(31) of Regulation S-B. Please see Release No. 33-8238 (June 5, 2003).

         ANSWER: The certifications have been revised in accord with Item 601(b)(31) of Regulation S-B.

Exhibits 32.1 and 32.1 - Certifications

6. We note that these certifications refer to the "quarter ended February 28, 2005" rather that to the fiscal year for which this report is filed. Please revise.

         ANSWER: These certifications have been revised to refer to the fiscal year ended August 31, 2005.

Please contact me if you have any further questions regarding this matter.

Very truly yours,

ANSLOW & JACLIN, LLP


By: /s/ RICHARD I. ANSLOW
   -------------------------
       RICHARD I. ANSLOW